Exhibit 99.1

Huize Holding Limited Reports Fourth Quarter and Full Year 2019 Unaudited Financial Results

SHENZHEN, China, March 31, 2020 (GLOBE NEWSWIRE) — Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter and Full Year 2019 Operational Highlights:

•	Total Gross Written Premiums (“GWP”) facilitated on our platform in the fourth quarter of 2019 increased by 108.4% to RMB642.5 million from RMB308.3 million in the fourth quarter of 2018.

•	Total GWP facilitated on our platform for the full year of 2019 increased by 114.1% to RMB2,014.3 million from RMB941.0 million in 2018.

•	Cumulative number of insurance clients served increased to approximately 6.3 million as of December 31, 2019, from approximately 5.3 million as of December 31, 2018.

Fourth Quarter and Full Year 2019 Financial Highlights:

•	Total operating revenue in the fourth quarter of 2019 increased by 44.2% to RMB258.3 million from RMB179.1 million in the fourth quarter of 2018.

•	Net loss in the fourth quarter of 2019 was RMB7.5 million, as compared to a net loss of RMB4.2 million in the fourth quarter of 2018.

•	Adjusted net profit[1] in the fourth quarter of 2019 was RMB6.1 million, as compared to RMB9.3 million in the fourth quarter of 2018.

•	Total operating revenue for the full year of 2019 increased by 95.2% to RMB993.3 million from RMB508.8 million in 2018.

•	Net profit for the full year of 2019 increased by 417.2% to RMB15.0 million from RMB2.9 million in 2018.

•	Adjusted net profit[1] for the full year of 2019 increased by 265.1% to RMB109.9 million from RMB30.1 million in 2018.

[1]

Adjusted net profit is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Cunjun Ma, Founder, Chairman and Chief Executive Officer of Huize, commented, “We are quite pleased to report solid operational and financial results for the fourth quarter and full year of 2019. The success of our company continues to be driven by our ability to connect both insurance clients and insurer partners through our dual-engine business model. Powered by our closed-loop online platform, this model covers the entire insurance life cycle, provides one-stop services to our insurance clients, and creates a seamless insurance transaction experience.”

“The company’s initial public offering in February marked an important milestone for both the company and shareholders alike. Going forward, we remain focused on leveraging our enhanced brand recognition to further accelerate the expansion of our customer base, improve our customer acquisition capabilities, and expand our partnerships with user traffic channels. In addition, we also plan to set up strategically located offline service centers while offering a broader range of insurance products to deepen our customer engagement and further satisfy the evolving needs of our customer base.”

“Looking ahead into 2020, we will continue to invest in technology and data analytics to further improve our capabilities in the areas of customer acquisition, customer conversion, risk management, marketing, and operating efficiency. We also plan to maintain our dedication to serving insurance client needs and further strengthening our leading position as a go-to gateway for China’s online insurance industry, both of which will help us to reach our long-term goal of building a sustainable platform. We are confident that such measures will help us to not only weather the current short-term headwinds in the economy, but also generate lasting value for our shareholders over time.”

Fourth Quarter 2019 Financial Results:

Total operating revenue in the fourth quarter of 2019 increased by 44.2% to RMB258.3 million from RMB179.1 million in the same period of 2018. This increase was driven by the significant growth in our brokerage income, which grew to RMB253.6 million in the fourth quarter of 2019 from RMB177.5 million in the same period of 2018. The increase in brokerage income was primarily due to the following two factors: (i) the increase in GWP facilitated through our platform, which ramped up to RMB642.5 million in the fourth quarter of 2019 from RMB308.3 million in the same period of 2018; (ii) an enhanced product mix, especially long-term life and health insurance products. In particular, GWP of long-term life and health insurance products we facilitated accounted for approximately 91.3% of total GWP facilitated through our platform in the fourth quarter of 2019, compared to approximately 75.0% of total GWP facilitated through our platform in the same period of 2018. Additionally, in the life and health insurance product category, we scaled up the distribution of annuity insurance products in October 2019. As such, the GWP of annuity insurance products distributed in the fourth quarter of 2019 was RMB175.6 million, accounting for 29.2% of the total life and health insurance products GWP facilitated in the quarter.

Cost of revenue in the fourth quarter of 2019 increased by 40.3% to RMB159.9 million from RMB114.0 million in the same period of 2018, which was primarily attributable to the increase in channel costs paid to our user traffic channels for indirect marketing and, to a lesser extent, the increases in personnel costs related to our insurance consultants for direct marketing. Service fees paid to our user traffic channels in the fourth quarter of 2019 increased to RMB138.3 million from RMB102.2 million in the same period of 2018, accounting for 71.5% and 75.5% as a percentage of brokerage income from indirect marketing in the respective periods. Personnel costs related to our insurance consultants in the fourth quarter of 2019 increased to RMB21.6 million from RMB11.8 million in the same period of 2018, accounting for 35.9% and 28.0% of brokerage income from direct marketing in the respective periods. Both of these increases were due to the substantial growth of our business scale, as we obtained more user traffic through our user traffic channels, which was a result of our efforts to both improve our indirect client acquisition and serve more insurance clients through direct client acquisition.

Selling expenses in the fourth quarter of 2019 grew substantially, increasing by 96.6% to RMB61.8 million from RMB31.4 million in the same period of 2018, primarily attributable to our investments in brand recognition and marketing expenses in the same period.

General and administrative expenses in the fourth quarter of 2019 also heightened substantially, increasing by 91.7% to RMB34.5 million from RMB18.0 million in the same period of 2018, primarily attributable to the increase in share-based compensation expenses, which grew to RMB10.5 million in the fourth quarter of 2019 from RMB0.1 million in the same period of 2018.

Research and development expenses in the fourth quarter of 2019 increased by 61.6% to RMB11.8 million from RMB7.3 million in the same period of 2018, primarily attributable to the increased number of R&D personnel in 2019, which grew by 74.5% as compared to the end of 2018.

Net loss for the fourth quarter of 2019 was RMB7.5 million, as compared to a net loss of RMB4.2 million in the fourth quarter of 2018.

Adjusted net profit for the fourth quarter of 2019 was RMB6.1 million, as compared to RMB9.3 million in the fourth quarter of 2018.

Full Year 2019 Financial Results:

Total operating revenue in 2019 increased by 95.2% to RMB993.3 million from RMB508.8 million in 2018. This increase was driven by the significant growth in our brokerage income, which increased to RMB982.1 million in 2019 from RMB503.5 million in 2018. The increase in brokerage income was primarily due to the following two factors: (i) the increase in GWP facilitated through our platform, which ramped up to RMB2,014.3 million in 2019 from RMB941.0 million in 2018; (ii) an enhanced product mix characterized by an increasing proportion of higher commission rate insurance products, especially long-term health insurance products. In particular, GWP for long-term life and health insurance products facilitated through our platform accounted for approximately 87.4% of total GWP facilitated through our platform in 2019, compared to approximately 66.5% of total GWP facilitated through our platform in 2018.

Cost of revenue in 2019 grew substantially, increasing by 99.0% to RMB629.5 million from RMB316.4 million in 2018, which was primarily attributable to the increase in channel costs paid to our user traffic channels for indirect marketing and, to a lesser extent, the increases in personnel costs related to our insurance consultants for direct marketing. Within cost of revenue, service fees paid to our user traffic channels in 2019 increased to RMB561.6 million from RMB285.7 million in 2018, while personnel costs related to our insurance consultants in 2019 increased to RMB67.9 million from RMB30.7 million in 2018. Both of these increases were primarily attributable to the same factors which led to the quarterly increase.

Selling expenses in 2019 increased by 74.1% to RMB164.7 million from RMB94.6 million in 2018, primarily attributable to the same factors which led to our quarterly increase.

General and administrative expenses in 2019 also grew substantially, increasing by 250.2% to RMB161.8 million from RMB46.2 million in 2018, primarily attributable to the same factors which led to our quarterly increase.

Research and development expenses in 2019 increased by 35.7% to RMB33.8 million from RMB24.9 million in 2018, primarily attributable to the same factors which led to our quarterly increase.

Net profit for 2019 increased by 417.2% to RMB15.0 million from RMB2.9 million in 2018.

Adjusted net profit for 2019 increased by 265.1% to RMB109.9 million from RMB30.1 million in 2018.

Recent Developments

On February 12, 2020, the Company completed its initial public offering (the “IPO”) of 5,250,000 American Depositary Shares (“ADSs”), each representing 20 Class A common shares of the Company, at an offering price of US$10.50 per ADS and listed on the Nasdaq Global Market. On March 10, 2020, the underwriters of the Company’s initial public offering exercised a portion of their over-allotment option to purchase an additional 72,453 ADSs of the Company at the IPO price of US$10.50 per ADS. After giving effect to the exercise of the over-allotment option, Huize had issued and sold a total of 5,322,453 ADSs in the IPO, for total gross proceeds of approximately US$55.9 million.

The recent outbreak of the novel coronavirus (COVID-19) has caused the government to impose a series of preventative and quarantine measures across the country, such as social distancing and city-wide lockdowns, which have resulted in significant disruptions to the overall economic activity in China. As the Company has implemented a number of short-term measures to allow its staff to work from home, owing to its high prioritization of employee health and safety, the outbreak has adversely impacted its core business during the period. The Company acknowledges that the future development of the global COVID-19 pandemic remains uncertain and recognizes that its operational and financial results may be adversely impacted and difficult to estimate.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects total operating revenue for the first quarter of 2020 to be in the range of RMB230 million to RMB250 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management team will hold a Direct Event conference call on Tuesday, March 31, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Fourth Quarter and Full Year 2019 Earnings Conference Call

Conference ID: #8689226

Registration Link: http://apac.directeventreg.com/registration/event/8689226

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be through April 8, 2020, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use adjusted net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9618 to US$1.00, the exchange rate on December 31, 2019 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Huize Holding Limited

Ms. Tracey Chow, CFO

E-mail: investor@huize.com

Jack Wang

ICR, Inc.

Tel: +1-212-365-4862

E-mail: huize.ir@icrinc.com

SOURCE Huize Holding Limited

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31,			Pro Forma December 31,
	2018	2019		2019
	RMB	RMB	USD$	RMB	USD$
Assets
Current assets
Cash and cash equivalents	6,640	88,141	12,661	88,141	12,661
Restricted cash	145,631	161,186	23,153	161,186	23,153
Accounts receivable, net of allowance for doubtful accounts	108,434	180,393	25,912	180,393	25,912
Insurance premium receivables	9,143	2,329	335	2,329	335
Amounts due from related parties	10,546	280	40	280	40
Prepaid expense and other receivables	20,596	29,196	4,194	29,196	4,194
Total current assets	300,990	461,525	66,295	461,525	66,295

Non-current assets
Property, plant and equipment, net	6,354	8,006	1,150	8,006	1,150
Intangible assets, net	1,197	1,652	237	1,652	237
Deferred tax assets	137	64	9	64	9
Long-term investments	21,575	23,395	3,360	23,395	3,360
Other assets	3,831	14,163	2,034	14,163	2,034
Total non-current assets	33,094	47,280	6,790	47,280	6,790
Total assets	334,084	508,805	73,085	508,805	73,085

Current liabilities
Short-term borrowings	24,267	36,880	5,297	36,880	5,297
Accounts payable	73,448	124,441	17,875	124,441	17,875
Insurance premium payables	114,447	125,587	18,039	125,587	18,039
Other payables and accrued expenses	36,908	30,211	4,340	30,211	4,340
Payroll and welfare payable	31,850	43,993	6,319	43,993	6,319
Income taxes payable	250	206	30	206	30
Amounts due to related parties	—	465	67	465	67
Total current liabilities	281,170	361,783	51,967	361,783	51,967

Non-current liabilities
Long-term borrowings	15,804	—	—	—	—
Deferred tax liabilities	575	530	76	530	76
Other non-current liabilities	—	518	74	518	74
Total non-current liabilities	16,379	1,048	150	1,048	150
Total liabilities	297,549	362,831	52,117	362,831	52,117

Mezzanine equity
Series A redeemable preferred shares	78,390	84,072	12,076	—	—
Series B redeemable preferred shares	241,918	261,272	37,529	—	—
Series B+ redeemable preferred shares	75,606	81,654	11,729	—	—
Series B++ redeemable preferred shares	25,859	27,629	3,969	—	—
Total mezzanine equity	421,773	454,627	65,303	—	—
Shareholders’ (deficit)/equity
Common shares (US$0.00001 par value; 4,549,953,780 shares authorized as of December 31, 2018 and 2019, respectively; 445,272,000 shares and 483,310,373 shares issued and outstanding as of December 31, 2018 and 2019; 933,356,593 shares issued and outstanding, pro forma as of December 31, 2019)	31	33	5	66	9
Additional paid-in capital	2,778	64,882	9,320	519,476	74,619
Accumulated other comprehensive income	295	414	59	414	59
Accumulated deficit	(388,884)	(373,982)	(53,719)	(373,982)	(53,719)
Total shareholders’ (deficit)/equity attributable to Huize Holding Limited shareholders	(385,780)	(308,653)	(44,335)	145,974	20,968
Non-controlling interests	542	—	—	—	—
Total shareholders’ (deficit)/equity	(385,238)	(308,653)	(44,335)	145,974	20,968
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	334,084	508,805	73,085	508,805	73,085

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive (Loss) / Income

(all amounts in thousands, except for share and per share data)

	Three Months Ended				Year Ended December 31,
	December 31, 2018	September 30, 2019	December 31, 2019		2018	2019
	RMB	RMB	RMB	USD$	RMB	RMB	USD$
Operating revenue
Brokerage income	177,468	280,563	253,607	36,428	503,547	982,124	141,073
Other income	1,655	3,027	4,656	669	5,281	11,195	1,608
Total operating revenue	179,123	283,590	258,263	37,097	508,828	993,319	142,681
Operating costs and expenses
Cost of revenue	(113,980)	(189,306)	(159,913)	(22,970)	(316,397)	(629,531)	(90,426)
Other cost	(500)	(499)	(523)	(75)	(1,905)	(1,837)	(264)
Total operating costs	(114,480)	(189,805)	(160,436)	(23,045)	(318,302)	(631,368)	(90,690)
Selling expenses	(31,445)	(40,201)	(61,815)	(8,879)	(94,613)	(164,665)	(23,653)
General and administrative expenses	(17,972)	(30,649)	(34,532)	(4,960)	(46,177)	(161,816)	(23,243)
Research and development expenses	(7,333)	(8,101)	(11,825)	(1,699)	(24,944)	(33,831)	(4,860)
Total operating costs and expenses	(171,230)	(268,756)	(268,608)	(38,583)	(484,036)	(991,680)	(142,446)

Operating (loss)/profit	7,893	14,834	(10,345)	(1,486)	24,792	1,639	235

Other income/(expenses)
Interest income/(expenses)	(13,876)	(3)	75	11	(27,111)	(190)	(27)
Unrealized exchange income/(loss)	(385)	(4)	(3)	(0)	(354)	362	52
Investment income	—	675	43	6	—	718	103
Others, net	757	901	2,456	353	4,569	12,676	1,821
(Loss)/profit before income tax, and share of income of equity method investee	(5,611)	16,403	(7,774)	(1,116)	1,896	15,205	2,184
Income tax expense	(287)	(232)	319	46	(278)	(57)	(8)
Share of income/(loss) of equity method investee	1,701	(67)	(90)	(13)	1,310	(180)	(26)
Net (loss)/profit	(4,197)	16,104	(7,545)	(1,083)	2,928	14,968	2,150
Net profit/(loss) attributable to non-controlling interests	(64)	(25)	—	—	(224)	66	9
Net (loss)/profit attributable to Huize Holding Limited	(4,133)	16,129	(7,545)	(1,083)	3,152	14,902	2,141
Redeemable preferred shares redemption value accretion	(7,605)	(7,868)	(9,878)	(1,419)	(29,118)	(32,854)	(4,719)
Allocation to redeemable preferred shares	2,035	(7,981)	3,726	535	(1,558)	(7,431)	(1,067)
Net loss attributable to common shareholders	(9,703)	280	(13,697)	(1,967)	(27,524)	(25,383)	(3,645)
Net (loss)/profit	(4,197)	16,104	(7,545)	(1,083)	2,928	14,968	2,150
Foreign currency translation adjustment, net of tax	382	112	24	3	327	140	20
Comprehensive (loss)/income	(3,815)	16,216	(7,521)	(1,083)	3,255	15,108	2,170
Comprehensive (loss)/income attributable to non-controlling interests	(67)	(7)	—	—	(192)	87	12
Comprehensive (loss)/income attributable to Huize Holding Limited	(3,748)	16,223	(7,521)	(1,080)	3,447	15,021	2,158
Weighted average number of common shares used in computing net (loss)/profit per share
Basic	445,272,000	459,501,183	452,445,068	452,445,068	445,272,000	452,445,068	452,445,068
Diluted	445,272,000	461,113,966	452,445,068	452,445,068	445,272,000	452,445,068	452,445,068
Net (loss)/profit per share attributable to common shareholders
Basic	(0.02)	0	(0.04)	0	(0.06)	(0.06)	(0.01)
Diluted	(0.02)	0	(0.04)	0	(0.06)	(0.06)	(0.01)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	Three Months Ended				Year Ended December 31,
	December 31, 2018	September 30, 2019	December 31, 2019		2018	2019
	RMB	RMB	RMB	USD$	RMB	RMB	USD$
Net (loss) / profit	(4,197)	16,104	(7,545)	(1,084)	2,928	14,968	2,150
Share-based compensation expenses	147	13,567	13,617	1,956	967	94,958	13,640
Interest on convertible bond	13,374	—	—	—	26,249	—	—
Adjusted net (loss) / profit	9,324	29,671	6,072	872	30,144	109,926	15,790

Source: Huize Holding Limited